FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
FIRST QUARTER 2015 EARNINGS RELEASE
AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speakers will be: Stuart Gulliver, Group Chief Executive; and Iain Mackay, Group Finance Director.

A copy of the presentation to investors and analysts is attached and is also available to view and download at http://www.hsbc.com/investor-relations. Full details of how to access the conference call appear below and details of how to access the webcast can also be found at: http://www.hsbc.com/investor-relations.

http://www.rns-pdf.londonstockexchange.com/rns/1567M_-2015-5-5.pdf

Time: 06.30 (in New York); 11.30 (in London); and 18.30 (in Hong Kong).

Conference call access numbers:
Restrictions may exist when accessing free phone/toll-free numbers using a mobile telephone.

Passcode: HSBC

	Toll	Toll-free
UK	+44 (0) 20 3651 4876	0808 234 1369
US	+1 8455071610	1 800 742 9301
Hong Kong	+852 3051 2792
International	+61 28373 3610

Replay access details (available until Friday, 5 June 2015):

Passcode: 15278193

	Toll	Toll-free
UK	+44 (0) 20 3701 4269	0808 234 0072
US	+1 646 254 3697	1 855 4525 696
Hong Kong	+852 3051 2780	800 963 117
International	+61 2 8199 0299

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,670bn at 31 March 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 05 May 2015